Exhibit 4.4

WAIVER AND SECOND AMENDMENT TO CREDIT AGREEMENT

among

GASTAR EXPLORATION USA, INC.

THE GUARANTORS SIGNATORY HERETO

THE LENDERS SIGNATORY HERETO

and

AMEGY BANK NATIONAL ASSOCIATION,

as Administrative Agent

Effective February 16, 2009

TABLE OF CONTENTS

Article I DEFINITIONS AND INTERPRETATION		1
1.1	Terms Defined Above	1
1.2	Terms Defined in Credit Agreement	2
1.3	References	2
1.4	Articles and Sections	2
1.5	Number and Gender	2

Article II WAIVER		2
2.1	Waiver	2
2.2	Limitation on Waiver	3

Article III AMENDMENTS		3
3.1	Amendments to Section 1.2	3
3.2	Amendments to Section 2.1	6
3.3	Amendment to Section 2.5	7
3.4	Amendment to Section 2.6	7
3.5	Amendment to Section 2.9	8
3.6	Amendment to Section 2.10	8
3.7	Amendment to Section 2.11	8
3.8	Amendment to Section 5.6	8
3.9	Amendment to Section 5.24	9
3.10	Amendments to Section 6.1	9
3.11	Amendment to Section 6.2	10
3.12	Amendment to Section 6.6	10
3.13	Amendment to Section 6.8	10
3.14	Amendment to Section 6.9	10
3.15	Amendment to Section 6.10	10
3.16	Amendment to Section 6.14	10
3.17	Amendment to Section 6.15	11
3.18	Amendment to Section 6.16	11
3.19	Amendment to Section 6.17	12
3.20	Amendment to Exhibit III	12
3.21	Amendment to Table of Contents	12

Article IV CONDITIONS TO EFFECTIVENESS		12

Article V REPRESENTATIONS AND WARRANTIES		13

Article VI RATIFICATION AND ACKNOWLEDGMENTS		13

Article VII MISCELLANEOUS		14
7.1	Successors and Assigns	14
7.2	Rights of Third Parties	14
7.3	Counterparts	14
7.4	Integration	14
7.5	Severability	14
7.6	Governing Law	14

i

WAIVER AND SECOND AMENDMENT TO CREDIT AGREEMENT

This WAIVER AND SECOND AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) executed effective as of February 16, 2009 (the “Effective Date”) is by and among GASTAR EXPLORATION USA, INC., a Michigan corporation (the “Borrower”), GASTAR EXPLORATION LTD., an Alberta, Canada corporation (the “Parent”), GASTAR EXPLORATION NEW SOUTH WALES, INC., a Michigan corporation (“Gastar New South Wales”), GASTAR EXPLORATION VICTORIA, INC., a Michigan corporation (“Gastar Victoria”), GASTAR EXPLORATION TEXAS, INC., a Michigan corporation (“Gastar Texas Inc”), GASTAR EXPLORATION TEXAS, LP, a Delaware limited partnership (“Gastar Texas LP”), and GASTAR EXPLORATION TEXAS LLC, a Delaware limited liability company (“Gastar Texas LLC”, and the Parent, Gastar New South Wales, Gastar Victoria, Gastar Texas Inc., Gastar Texas LP and Gastar Texas LLC, collectively, the “Initial Guarantors”), the lenders party to that certain Credit Agreement dated effective November 29, 2007 by and among the Borrower, the Initial Guarantors, the lenders party thereto or bound thereby from time to time (the “Lenders”), and Amegy Bank National Association, a national banking association, as administrative agent for the Lenders, letter of credit issuer and collateral agent for the Lenders and certain other parties (as amended to the Effective Date, the “Credit Agreement”), and AMEGY BANK NATIONAL ASSOCIATION, a national banking association, as administrative agent for the Lenders (in such capacity, the “Agent”).

WITNESSETH:

WHEREAS, the Borrower, the Initial Guarantors, the Lenders and the Agent are parties to the Credit Agreement;

WHEREAS, the Borrower and the Initial Guarantors have requested that the Agent and the Lenders waive any default or right to exercise any remedy as a result of any failure prior to the date hereof to comply with Section 6.14 of the Credit Agreement on December 31, 2008 and on any day other than the end of a calendar quarter of a fiscal year of the Parent, and the Agent and the Lenders have agreed to do so as provided in this Amendment; and

WHEREAS, the Borrower, the Initial Guarantors, the Lenders and the Agent desire to amend the Credit Agreement in the particulars hereinafter provided;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained in the Credit Agreement and herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.1 Terms Defined Above. As used in this Second Amendment to Credit Agreement, each of the terms “Agent,” “Amendment,” “Borrower,” “Credit Agreement,” “Effective Date,” “Gastar New South Wales,” “Gastar Texas Inc,” “Gastar Texas LLC,” “Gastar Texas LP,” “Gastar Victoria,” “Initial Guarantors,” Lenders” and “Parent” shall have the meaning assigned to such term hereinabove.

1.2 Terms Defined in Credit Agreement. Each term defined in the Credit Agreement and used herein without definition shall have the meaning assigned to such term in the Credit Agreement, unless herein expressly provided to the contrary.

1.3 References. References in this Amendment to Exhibit, Article or Section numbers shall be to Exhibits, Articles or Sections of this Amendment, unless expressly stated to the contrary. References in this Amendment to “hereby,” “herein,” “hereinafter,” “hereinabove,” “hereinbelow,” “hereof,” “hereunder” and words of similar import shall be to this Amendment in its entirety and not only to the particular Schedule, Exhibit, Article, or Section in which such reference appears. Specific enumeration herein shall not exclude the general and, in such regard, the terms “includes” and “including” used herein shall mean “includes, without limitation,” or “including, without limitation,” as the case may be, where appropriate. Except as otherwise indicated, references in this Amendment to statutes, sections, or regulations are to be construed as including all statutory or regulatory provisions consolidating, amending, replacing, succeeding, or supplementing the statute, section, or regulation referred to. References in this Amendment to “writing” include printing, typing, lithography, facsimile reproduction, and other means of reproducing words in a tangible visible form. References in this Amendment to amendments and other contractual instruments shall be deemed to include all exhibits and appendices attached thereto and all subsequent amendments and other modifications to such instruments, but only to the extent such amendments and other modifications are not prohibited by the terms of the Credit Agreement or this Amendment. References in this Amendment to Persons include their respective successors and permitted assigns.

1.4 Articles and Sections. This Amendment, for convenience only, has been divided into Articles and Sections; and it is understood that the rights and other legal relations of the parties hereto shall be determined from this instrument as an entirety and without regard to the aforesaid division into Articles and Sections and without regard to headings prefixed to such Articles or Sections.

1.5 Number and Gender. Whenever the context requires, reference herein made to the single number shall be understood to include the plural; and likewise, the plural shall be understood to include the singular. Definitions of terms defined in the singular or plural shall be equally applicable to the plural or singular, as the case may be, unless otherwise indicated. Words denoting sex shall be construed to include the masculine, feminine and neuter, when such construction is appropriate; and specific enumeration shall not exclude the general but shall be construed as cumulative.

ARTICLE II

WAIVER

2.1 Waiver. The Agent and the Lenders waive any Default or Event of Default under the Credit Agreement or any other Loan Document as a result of any failure prior to the date hereof to comply with Section 6.14 of the Credit Agreement on December 31, 2008 and on any day other than the end of a calendar quarter of a fiscal year of the Parent, together with the right of the Lender to exercise any remedy based thereon.

2.2 Limitation on Waiver. Except for the waiver set forth above in Section 2.1, nothing contained herein shall otherwise be deemed a consent to any violation of, or a waiver of compliance with, any term, provision or condition set forth in any of the Loan Documents or a consent to or waiver of any other or future violations, breaches, Defaults or Events of Default.

ARTICLE III

AMENDMENTS

Effective as of the Effective Date, the Borrower, the Initial Guarantors, the Lenders and the Agent hereby amend the Credit Agreement in the following particulars:

3.1 Amendments to Section 1.2. Section 1.2 of the Credit Agreement is amended to:

(a) delete therefrom the proviso appearing in the definition of “Applicable Commitment Fee Percentage”;

(b) replace the definition of “Applicable Commitment Fee Percentage” appearing therein with the following:

“‘Applicable Commitment Fee Percentage’ shall mean a per annum rate determined by reference to the following table:

Borrowing Base Utilization	Applicable Commitment Fee Percentage
≥66%	0.75%
<66%	0.50	%”

(c) replace the definition of “Applicable Margin” appearing therein with the following:

“‘Applicable Margin’ shall mean (a) on any day and as to each LIBO Rate Loan or Base Rate Loan under the Facility, as the case may be, outstanding on such day the amount determined by reference to the following table:

Borrowing Base Utilization	Applicable Margin
	LIBO Rate Loans	Base Rate Loans
≥90%	3.25%	1.00%
≥66%, but <90%	3.00%	0.75%
≥33%, <66%	2.75%	0.50%
<33%	2.50%	0.25%

; provided, however, during any period while there exists any Deficiency, the relevant amount above shall be increased by two percent (2.0%).”

(d) replace the definition of “Current Liabilities” appearing therein with the following:

“‘Current Liabilities’ shall mean all liabilities which would, in accordance with GAAP, be included as current liabilities on a consolidated balance sheet of the Parent and its consolidated Subsidiaries, but excluding current maturities in respect of the Obligations, both principal and interest, and non-cash derivative current liabilities arising from Commodity Hedge Agreements, current maturities of the Indebtedness of the Parent listed on Schedule 6.1 to the extent any such Indebtedness matures after October 15, 2009 and current maturities in respect of the Wayzata Indebtedness.”

(e) delete therefrom the definitions of “CD Balance,” “GeoStar,” “GeoStar Demand Letter,” “GeoStar Dispute,” “GeoStar Purchase and Sale Agreement” and “GeoStar Rescission Amount”;

(f) replace the definition of “Obligations” appearing therein with the following:

‘Obligations’ shall mean, without duplication of the same amount in more than one category, (a) all Indebtedness of the Borrower evidenced by the Notes, (b) the obligation of the Borrower to provide to or reimburse the Agent, as the issuer of the Letters of Credit, as the case may be, for amounts payable, paid or incurred with respect to Letters of Credit, (c) the undrawn, unexpired amount of all outstanding Letters of Credit, (d) Indebtedness of the Borrower in respect of Commodity Hedge Agreements or Interest Rate Hedge Agreements with Approved Hedge Counterparties, so long as in compliance with the provisions of Section 6.1, (which it is agreed shall rank pari passu with all other items listed in this definition), (e) the obligation of the Borrower for the payment of Commitment Fees and other fees pursuant to the provisions of this Agreement or the Fee Letter, (f) all other obligations and liabilities of the Borrower to the Agent or the Lenders, now existing or hereafter incurred, under, arising out of or in connection with any Loan Document or any Commodity Hedge Agreement or Interest Rate Hedge Agreement with an Approved Hedge Counterparty and in compliance with the provisions of Section 6.1 and (g) all obligations and liabilities owing by the Borrower or any Guarantor to Amegy under all treasury management arrangements between any of the Borrower and the Guarantors and Amegy (which it is agreed shall rank pari passu with all other items listed in this definition), and to the extent that any of the foregoing includes or refers to the payment of amounts deemed or constituting interest, only so much thereof as shall have accrued, been earned and which remains unpaid at each relevant time of determination.”

(g) replace the definition of “Intercreditor Agreement” appearing therein with the following:

“‘Intercreditor Agreement’ shall mean the Amended and Restated Intercreditor Agreement dated February 16, 2009 by and among the Borrower, the Initial Guarantors, the Collateral Agent, the Second Lien Facility Agent and, for the limited purpose stated therein, the Agent containing terms acceptable to the Agent.”

(h) replace clause (j) of the definition of “Permitted Liens” appearing therein with the following:

“(j) Liens securing (i) the Wayzata Facility, so long as subject to the terms of the Collateral Agency Agreement and the Agreement and (ii) the Second Lien Indebtedness, so long as subject to the terms of the Intercreditor Agreement,”.

(i) add thereto the following definitions in the appropriate alphabetical location:

‘Collateral Agency Agreement’ shall mean the Collateral Agency and Intercreditor Agreement dated February 16, 2009 by and among the Collateral Agent, the Agent, the Wayzata Facility Agent, BP Corporation North America Inc., the Borrower and the Initial Guarantors.

‘Collateral Agent’ shall mean Amegy Bank National Association in its capacity as the Collateral Agent under the Collateral Agency Agreement.

‘Wayzata Credit Agreement’ shall mean the Credit Agreement dated as of February 16, 2009 entered into by and among the Borrower, the Parent, the Wayzata Facility Lenders and the Wayzata Facility Agent governing term loans in the aggregate amount of $25,000,000 by the Wayzata Facility Lenders to the Borrower, as the same may be amended, supplemented, restated or otherwise modified from time to time in compliance with the applicable provisions of the Collateral Agency Agreement.

“‘Wayzata Facility Agent’ shall mean Wayzata Investment Partners LLC, a limited liability company, in its capacity as Administrative agent for the Wayzata Facility Lenders under the Wayzata Credit Agreement.

‘Wayzata Facility Lenders’ shall mean the lenders party to the Wayzata Credit Agreement.

‘Wayzata Guaranty’ means the Guaranty dated as of February 16, 2009, as from time to time amended, supplemented, restated, renewed, extended or replaced, executed by the Initial Guarantors in favor of the Wayzata Facility Agent guaranteeing the payment of the indebtedness evidenced by the Wayzata Credit Agreement and the Notes executed by the Borrower to the order of the Lenders pursuant to the Wayzata Credit Agreement in the aggregate original principal amount of $25,000,000, bearing interest and payable as therein provided or as provided in the Wayzata Credit Agreement and with a final maturity date of the “Maturity Date”, as defined in the Wayzata Credit Agreement.

‘Wayzata Indebtedness’ shall mean Indebtedness of the Borrower under the Wayzata Credit Agreement which is subject to the provisions of the Collateral Agency Agreement and the Intercreditor Agreement.”

3.2 Amendments to Section 2.1. (a) Clause (iii) of the proviso appearing in subsection (e) of Section 2.1 of the Credit Agreement is amended to read as follows in its entirety:

“the L/C Exposure, including that under any requested Letter of Credit, shall not exceed at any time $10,000,000”; and

(b) Subsection (f) of Section 2.1 of the Credit Agreement is amended to read as follows in its entirety:

“(f) In connection with the issuance, renewal or extension by the Agent of any Letter of Credit pursuant to Section 2.1(e), the Borrower shall pay to the Agent, for the account of the Lenders, a per annum letter of credit fee calculated on the basis of a year of 360 days, and actual days elapsed (including the first day but excluding the last day), in an amount equal to the greater of (i) the face amount of such Letter of Credit multiplied by the Applicable Margin for LIBO Rate Loans in effect at the date of issuance, renewal or extension of the relevant Letter of Credit, such fee to be payable in substantially equal installments due on the date of issuance, renewal or extension, the corresponding day in each third calendar month thereafter during the term of the relevant Letter of Credit and at the expiry date of the relevant Letter of Credit and (ii) $300 payable at the time of issuance, renewal or extension of the relevant Letter of Credit. Such fee shall be payable only with respect to the period of time for which the relevant Letter of Credit is outstanding; provided, however, that neither the Agent nor any Lender shall have any obligation to refund, upon early cancellation of the relevant Letter of Credit, any portion of such minimum fee or any portion of any quarterly installment of the applicable fee previously paid. The Borrower also agrees to pay on demand to the Agent, solely for its account as issuer of the relevant Letter of Credit, its customary letter of credit transaction fees and expenses, including amendment fees, payable with respect to each Letter of Credit.”

3.3 Amendment to Section 2.5. Section 2.5 of the Credit Agreement is amended to add thereto a new sentence as the third sentence thereof reading as follows in its entirety:

“Furthermore, notwithstanding the preceding two sentences of this Section 2.5, in no event shall interest accrue and be payable on any Base Rate Loans or any LIBO Rate Loans on the basis of a per annum rate less than five percent (5%).”

3.4 Amendment to Section 2.6. The fourth sentence of Section 2.6 of the Credit Agreement is amended to read as follows in its entirety:

“Notwithstanding the foregoing in this Section 2.6, the Commitment Termination Date in effect as of the Closing Date will be extended to December 1, 2010 if requested by the Borrower in writing no less than 30 days prior to such Commitment Termination Date and (a) there exists, both at the time of such request and at the time of execution of the amendment to this Agreement which is the subject of clause (d) of this sentence, no Default or Event of Default, (b) repayment of the Parent’s convertible senior unsecured debentures due November 20, 2009 has occurred or the Agent has been provided with assurance acceptable to the Agent that such repayment will occur, which assurance may be by way of confirmation of the funding capability of a lender or lenders providing a commitment to provide funds for such repayment, funding of the repayment amount into an escrow account on terms acceptable to the

Agent, a letter of credit from an issuer acceptable to the Agent and containing terms acceptable to the Agent or other credit support acceptable to the Agent or other means acceptable to the Agent, (c) the Borrower shall have paid a fee to the Agent for the account of the Agent and, as agreed among the Agent and the Lenders, the Lenders in the amount of one quarter of one percent (0.25%) of the Borrowing Base to be in effect as of the effectiveness of such extension and (d) the Borrower, the Agent and the Lenders have joined in an amendment to this Agreement amending the definition of Commitment Termination Date to reflect such extension.”

3.5 Amendment to Section 2.9. Clause (vii) of Section 2.9(a) of the Credit Agreement is amended to read as follows in its entirety:

“(vii) each payment by the Borrower under Commodity Hedge Agreements and Interest Rate Hedge Agreements with Approved Hedge Counterparties and under treasury management arrangements with Amegy shall be made only to the Person or Persons entitled thereto.”

3.6 Amendment to Section 2.10. The proviso appearing in the first sentence of subsection (d) of Section 2.10 of the Credit Agreement is amended to read as follows in its entirety:

“; provided, however, in no event shall the Borrowing Base exceed (i) the maximum amount permitted under the terms of the Wayzata Credit Agreement or (ii) when taken with the outstanding Wayzata Indebtedness, the maximum amount of “Credit Facilities” (as such term is defined in the Second Lien Credit Agreement) permitted under the terms of the Second Lien Credit Agreement in effect at such time.”

3.7 Amendment to Section 2.11. A new paragraph (c) is added to Section 2.11 of the Credit Agreement reading as follows:

“(c) Net proceeds (being gross proceeds minus reasonable and customary transaction costs) from sales of Oil and Gas Properties of the Borrower or any of the Subsidiaries or sales of Subsidiaries of the Parent permitted pursuant to the provisions of Section 6.4 or with the waiver of the prohibition of Section 6.4 by the Agent and the Required Lenders shall be applied, substantially contemporaneously with receipt of any such net proceeds, to reduce any then existing Deficiency, notwithstanding any provision of Section 2.11(a) regarding the elimination of any Deficiency. Any prepayment pursuant to the provisions of this Section 2.11(c) shall be without premium or penalty, except as provided in Section 2.18.”

3.8 Amendment to Section 5.6. Section 5.6 of the Credit Agreement is amended to replace the period at the end of such Section 5.6 with a semicolon, and to add thereto the following, at the far left margin of such Section 5.6:

“and, at least ten Business Days prior to the consummation of any such sale, written notice of any proposed sale of Oil and Gas Properties of the Borrower or any Subsidiary of the Parent or proposed sale of a Subsidiary of the Parent, including in such written notice identification of the Oil and Gas Properties or the Subsidiary of the Parent which is the subject of the proposed sale and a summary of the principal terms of the proposed sale.”

3.9 Amendment to Section 5.24. Section 5.24 of the Credit Agreement is amended to read as follows in its entirety:

“5.24 Bank Accounts. As soon as practicable, transfer its operating and deposit accounts to Amegy.”

3.10 Amendments to Section 6.1. (a) Clause (c) in the first proviso appearing in Section 6.1 of the Credit Agreement is amended to read as follows in its entirety:

“(c) Indebtedness under Commodity Hedge Agreements (other than those entered into on a speculative basis), including reimbursement obligations under letters of credit securing or supporting such Indebtedness, with any Approved Hedge Counterparty, Secured Third Party Hedge Counterparty or, so long as each such Person is acceptable to the Agent, other counterparties, provided that (i) such agreements shall not be for a term in excess of three years, (ii) such agreements shall not be entered into with respect to more than eighty five percent (85%), in the aggregate, of Projected Production; provided that, if the Available Commitment is at least equal to ten percent (10%) of the Commitment Amount, such agreements may cover up to one hundred percent (100%) of Projected Production so long as such agreements covering in excess of eighty five percent (85%) of Projected Production are floors and (iii) the floor prices in such agreements are not less than the prices used by the Agent in its most recent Borrowing Base determination as of the time the relevant agreements are entered into,”.

(b) Clause (d) in the first proviso appearing in Section 6.1 of the Credit Agreement is amended to read as follows in its entirety:

“(d) Indebtedness under Interest Rate Hedge Agreements with any Approved Hedge Counterparty, Secured Third Party Hedge Counterparty or, so long as each such Person is acceptable to the Agent, other counterparties, provided that such agreements shall not be entered into with respect to notional principal amounts in excess of one hundred percent (100%) of the Loan Balance,”.

(c) Clause (f) in the first proviso appearing in Section 6.1 of the Credit Agreement is amended to read as follows in its entirety:

“(f) the Wayzata Indebtedness and the Second Lien Indebtedness,”.

3.11 Amendment to Section 6.2. Section 6.2 of the Credit Agreement is amended to read as follows in its entirety:

“6.2 Contingent Obligations. Create, incur, assume, or suffer to exist any Contingent Obligation; provided, however, the foregoing restriction shall not apply to (a) performance guarantees, performance surety or other bonds or endorsements of items deposited for collection, in each case provided in the ordinary course of business, (b) trade credit incurred or operating leases entered into in the ordinary course of business, (c) the Guaranties (d) the Wayzata Guaranty or (e) guaranties provided pursuant to the Second Lien Credit Agreement.”

3.12 Amendment to Section 6.6. Section 6.6 of the Credit Agreement is amended to delete therefrom the proviso appearing therein.

3.13 Amendment to Section 6.8. Clause (g) of the first proviso appearing in Section 6.8 of the Credit Agreement is amended to read as follows in its entirety:

“(g) the acquisition by the Borrower of up to a thirty five percent (35%) equity interest in Narrabri Power Pty Ltd, an Australian proprietary limited company, for a purchase price not to exceed $4,000,000 and further Investments by the Borrower in such entity, so long as the aggregate Investments by the Borrower pursuant to this clause (g), including such initial purchase price, do not exceed $10,000,000 or”.

3.14 Amendment to Section 6.9. The last clause of Section 6.9 of the Credit Agreement is amended to read as follows in its entirety:

“or make or agree to make any voluntary prepayment on the Second Lien Indebtedness or make or agree to make any voluntary prepayment on the Wayzata Indebtedness at a point in time when there exists a Deficiency, a Default or an Event of Default.”

3.15 Amendment to Section 6.10. The proviso appearing in Section 6.10 of the Credit Agreement is amended to read as follows in its entirety:

“provided, however, that the foregoing shall not restrict transactions of merger, consolidation or amalgamation among any of the Domestic Subsidiaries of the Parent or, if the Borrower is the surviving entity, between the Borrower and any Domestic Subsidiary of the Parent, or any liquidation winding up or dissolution of a Domestic Subsidiary of the Borrower.”

3.16 Amendment to Section 6.14. Section 6.14 of the Credit Agreement is amended to read as follows in its entirety:

“6.14 Current Ratio. Permit the ratio, determined as of the end of each quarter of each fiscal year of the Parent, of Current Assets to Current Liabilities to be less than 1.00 to 1.00.”

3.17 Amendment to Section 6.15. Section 6.15 of the Credit Agreement is amended to read as follows in its entirety:

“6.15 Total Net Indebtedness to EBITDA Ratio. Permit the ratio, determined as of the end of each quarter of each fiscal year of the Parent, commencing with that ending on December 31, 2007, of (a) Indebtedness of the Parent, on a consolidated basis with its consolidated Subsidiaries, for borrowed money (exclusive, for the avoidance of doubt, of trade accounts payable and accrued liabilities, net unrealized losses or charges in respect of Commodity Hedge Agreements or Interest Rate Hedge Agreements and the undrawn, unexpired amount of all outstanding Letters of Credit, if such would otherwise be included) in excess of the amount of unrestricted (other than pursuant to applicable provisions of this Agreement or any other Loan Document or the Second Lien Credit Agreement or documents entered into pursuant thereto) cash or cash equivalents of the Parent on a consolidated basis with its consolidated Subsidiaries to (b) EBITDA for the preceding four quarterly periods (including that ended on the date of determination) to be more than the ratio indicated below for each relevant period indicated below:

Ratio	Period
4.50:1.00	Quarters ending September 30, 2008 through December 31, 2009
4.00:1.00	Quarters ending thereafter

3.18 Amendment to Section 6.16. Section 6.16 of the Credit Agreement is amended to read as follows in its entirety:

“6.16. General and Administrative Expenses. Permit, as of the close of each quarter of each fiscal year of the Parent, commencing with the quarter ending after the date of the initial Loan, general and administrative expenses of the Parent (determined in accordance with GAAP and on a consolidated basis for the Parent and its consolidated Subsidiaries, but excluding compensation in the form of shares of common stock of the Parent or rights to acquire shares of common stock of the Parent) for the relevant quarter to exceed twenty five percent (25%) of revenue of the Parent on a consolidated basis with its consolidated Subsidiaries from the sale of hydrocarbons, adjusted for net realized gains and losses on Commodity Hedge Agreements, for the relevant quarter less the sum of (a) lease operating expenses (other than non-recurring costs, such as workover costs otherwise constituting lease operating expenses) and (b) taxes on hydrocarbon production for the relevant quarter; provided, however, in calculating such ratio, third party implementation and optimization costs regarding Commodity Hedge Agreements up to a maximum, as to any such quarter, of ten percent (10%) of general and administrative expenses of the Parent (determined on a consolidated basis for the Parent and its consolidated Subsidiaries and on a cash, rather than accrual, basis, but excluding compensation in the form of shares of common stock of the Parent or rights to acquire shares of common stock of the Parent) for the twelve-month period ended on the last day of the relevant quarter shall not be included in general and administrative expenses, but instead will be deducted in calculating net realized hedging gains and losses.”

3.19 Amendment to Section 6.17. Section 6.17 of the Credit Agreement is amended to read as follows in its entirety:

“6.17 RESERVED.”

3.20 Amendment to Exhibit III. The form of Compliance Certificate constituting Exhibit III to the Credit Agreement is amended to delete therefrom subsection (d) of Section 2 of such form.

3.21 Amendment to Table of Contents. The Table of Contents of the Credit Agreement is amended as necessary to give effect to this Amendment.

ARTICLE IV

CONDITIONS TO EFFECTIVENESS

The effectiveness of this Amendment is expressly subject to satisfaction of the following conditions precedent:

(a) the Borrower shall have executed and delivered to the Agent multiple counterparts, as requested by the Agent, of Security Documents, in form and substance satisfactory to the Agent, establishing Liens in favor or for the benefit of the Agent, as security for the Obligations, obligations of the Borrower under Commodity Hedge Agreements with BP Corporation North America Inc. not prohibited by the provisions of Section 6.1 of the Credit Agreement and the Wayzata Indebtedness (as such term is defined in Section 3.1) against the leasehold or fee interests of the Borrower in the Marcellus Shale Area in Pennsylvania and West Virginia;

(b) the Agent shall have been provided evidence, satisfactory to the Agent, that the Second Lien Credit Agreement has been amended, in a manner satisfactory to the Agent, to (i) permit the Wayzata Indebtedness (as such term is defined in Section 3.1) under the terms of the Wayzata Credit Agreement (as such term is defined in Section 3.1), (ii) to provide for financial covenants no more stringent than those provided in the Credit Agreement, as amended by this Amendment and (iii) increase the maximum amount of indebtedness that may be incurred by the Borrower;

(c) the Agent shall have received evidence, satisfactory to the Agent, that the Wayzata Indebtedness (as such term is defined in Section 3.1) is in place under the terms of the Wayzata Credit Agreement (as such term is defined in Section 3.1), as approved by the Agent;

(d) the Agent shall have received evidence, satisfactory to the Agent, that each of the Collateral Agency Agreement (as such term is defined in Section 3.1 and the Intercreditor Agreement (as such term is defined in Section 3.1), has been executed by each party thereto; and

(e) the Agent shall have received from the Borrower $90,000 in immediately available funds as a portion of the consideration to the Agent and the Lenders for entering into this Amendment, which fee shall be for the account of the Agent and, as may agreed between the Agent and any of the Lenders, all or certain of the Lenders.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

Each of the Borrower and the Initial Guarantors expressly re-makes, in favor of the Agent and the Lenders, each of the representations and warranties set forth in Article IV of the Credit Agreement and in the other Loan Documents and made by it and represents and warrants that all such representations and warranties remain true and correct; provided, however, for purposes of the representations and warranties made in Section 4.8 and Section 4.17 of the Credit Agreement, respectively, the representation and warranty made in the relevant Section is qualified by the disclosures set forth in Schedule 4.8 or Schedule 4.17, as the case may be, attached to this Amendment, rather than the relevant Schedule attached to the Credit Agreement, and the Agent and the Lenders hereby accept such modification of the representations and warranties made in Section 4.8 and Section 4.17 of the Credit Agreement, respectively.

ARTICLE VI

RATIFICATION AND ACKNOWLEDGMENTS

Each of the Borrower, the Initial Guarantors, the Lenders and the Agent does hereby adopt, ratify and confirm the Credit Agreement, as amended hereby, and each of the other Loan Documents to which it is a party and acknowledges and agrees that the Credit Agreement, as amended hereby, and each of the other Loan Documents to which it is a party is and remains in full force and effect. Furthermore, each of the Borrower, the Initial Guarantors, the Lenders and the Agent acknowledges and agrees that: (a) as of the Effective Date, the Borrowing Base is $18,000,000 and the Monthly Reduction Amount is $1,000,000 (with the first reduction of such Borrowing Base amount by operation of such Monthly Reduction amount occurring on March 1, 2009), each of which shall remain at the relevant amount until redetermined in accordance with the provisions of Section 2.10 of the Credit Agreement, and (b) that certain amended Standby Letter of Credit No. SC 5746 dated December 16, 2008 in the amount of $100,000 issued by Amegy Bank National Association for the account of the Borrower and for the benefit of Bear Energy LP, is deemed issued and outstanding under the increased maximum amount of L/C Exposure established by this Amendment and shall be subject to the provisions of the Credit Agreement, as amended by this Amendment, applicable to Letters of Credit, including provisions of Section 2.1 of the Credit Agreement.

ARTICLE VII

MISCELLANEOUS

7.1 Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted pursuant to the Credit Agreement.

7.2 Rights of Third Parties. Except as provided in Section 7.1, all provisions herein are imposed solely and exclusively for the benefit of the parties hereto.

7.3 Counterparts. This Amendment may be executed by one or more of the parties hereto in any number of separate counterparts, and all of such counterparts taken together shall be deemed to constitute one and the same instrument and shall be enforceable as of the Effective Date upon the execution of one or more counterparts hereof by each of the parties hereto. In this regard, each of the parties hereto acknowledges that a counterpart of this Amendment containing a set of counterpart execution pages reflecting the execution of each party hereto shall be sufficient to reflect the execution of this Amendment by each necessary party hereto and shall constitute one instrument.

7.4 Integration. This Amendment constitutes the entire agreement among the parties hereto with respect to the subject hereof. All prior understandings, statements and agreements, whether written or oral, relating to the subject hereof are superseded by this Amendment.

7.5 Severability. In the event that any one or more of the provisions contained in this Amendment shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Amendment.

7.6 Governing Law. THIS AMENDMENT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO PRINCIPLES OF SUCH LAWS RELATING TO CONFLICTS OF LAW.

(Signatures appear on following pages)

IN WITNESS WHEREOF, the parties hereto have caused this Waiver and Second Amendment to Credit Agreement to be duly executed and delivered, as of the Effective Date, by their proper and duly authorized officers.

BORROWER:

GASTAR EXPLORATION USA, INC.

By:	/s/ Michael A. Gerlich
Michael A. Gerlich
Secretary and Treasurer

INITIAL GUARANTORS:

GASTAR EXPLORATION LTD.

By:	/s/ Michael A. Gerlich
Michael A. Gerlich
Vice President and
Chief Financial Officer

GASTAR EXPLORATION NEW SOUTH WALES, INC.

By:	/s/ Michael A. Gerlich
Michael A. Gerlich
Secretary and Treasurer

(Signatures continue on following pages)

GASTAR EXPLORATION VICTORIA, INC.

By:		/s/ Michael A. Gerlich
Michael A. Gerlich
Secretary and Treasurer

GASTAR EXPLORATION TEXAS, INC.

By:		/s/ Michael A. Gerlich
Michael A. Gerlich
Secretary and Treasurer

GASTAR EXPLORATION TEXAS, LP

By:		Gastar Exploration Texas LLC,
its General Partner

	By:	/s/ Michael A. Gerlich
Michael A. Gerlich
Secretary and Treasurer

GASTAR EXPLORATION TEXAS LLC

By:		/s/ Michael A. Gerlich
Michael A. Gerlich
Secretary and Treasurer

(Signatures continue on following page)

AGENT:

AMEGY BANK NATIONAL ASSOCIATION, as Agent

By:	/s/ W. Bryan Chapman
W. Bryan Chapman
Senior Vice President

LENDER:

AMEGY BANK NATIONAL ASSOCIATION

By:	/s/ W. Bryan Chapman
W. Bryan Chapman
Senior Vice President